Exhibit 99.1


W.P. STEWART & CO., LTD.


                                                           Contact: Fred M. Ryan

                        W.P. STEWART & CO., LTD. REPORTS
           NET INCOME FOR THIRD QUARTER AND FIRST NINE MONTHS OF 2001
                       OF $19.7 MILLION AND $62.8 MILLION

                  Diluted earnings per share of $0.42 and $1.34
            for the third quarter and first nine months, respectively


31 October 2001
Hamilton, Bermuda

W.P. Stewart & Co., Ltd. today reported net income of $19.7 million, or $0.42 per share (diluted) and $0.46 per share (basic), for the third quarter ended 30 September 2001. This compares with net income in the third quarter of the prior year of $23.1 million or $0.51 per share (diluted) and $0.55 per share (basic).

Third Quarter 2001 Highlights

For the third quarter of 2001 there were 46,450,956 common shares outstanding on a weighted average diluted basis compared to 45,390,287 common shares outstanding for the third quarter of 2000 on the same weighted average diluted basis.

Cash earnings for the quarter ended 30 September 2001, adjusted to include non-cash expenses such as depreciation and amortization, on a tax-effected basis, were $21.4 million, or $0.46 per share (diluted), compared with $24.7 million, or $0.54 per share (diluted) in the same quarter of the prior year.

Assets under management at quarter-end were $8.2 billion, reflecting a decline of $1.1 billion or 11.8% from the end of the prior quarter, and a decline of 24.1% from $10.8 billion at 30 September 2000.

Nine Month Results

For the nine months ended 30 September 2001, net income was down 13.4% to $62.8 million, or $1.34 per share (diluted) and $1.45 per share (basic), on revenues of $125.3 million. Net income for the nine months ended 30 September 2000 was $72.6 million, or $1.60 per share (diluted) and $1.74 (basic), on revenues of $151.5 million.

Cash earnings for the nine months ended 30 September 2001 were $67.8 million, or $1.44 per share (diluted), versus $77.5 million, or $1.71 per share (diluted), in the same period of the prior year.

For the nine months ended 30 September 2001, there were 46,994,225 common shares outstanding on a weighted average diluted basis compared to 45,296,918 common shares outstanding for the same period in 2000 on the same weighted average diluted basis.

             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. STEWART & CO., LTD.


Performance

Performance in the W.P. Stewart & Co., Ltd. U.S. equity composite for the third quarter of 2001 was -11.9% pre-fee and -12.3% post-fee. For the nine months ended 30 September 2001, the Company's performance was -17.2% pre-fee and -18.1% post-fee.

W.P. Stewart's five-year performance record for the period ended 30 September 2001 averaged 11.2% pre-fee (9.9% post-fee), compounded annually.

Assets Under Management

Assets under management (AUM) at quarter-end were $8.2 billion, compared with $9.3 billion for the quarter ended 30 June 2001, and $10.8 billion at the quarter ended 30 September 2000.

Net flows for the quarter ended 30 September 2001 were again positive, at $50 million, compared with -$176 million in the comparable quarter of 2000.

In the third quarter of 2001, net cash flows from existing accounts were approximately $110 million compared with approximately -$81 million in the third quarter of 2000. Net cash outflows from existing accounts for the nine months ended 30 September 2001 and 2000, respectively, were -$53 million and -$481 million.

Net new account flows (new accounts minus closed accounts) were -$60 million for the quarter compared to -$95 million for the same quarter of the prior year. Net new account flows were -$168 million and -$616 million for the nine months ended 30 September 2001 and 2000, respectively.

Look Through Earning Power

W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Annual growth in earning power behind clients' portfolios has ranged from approximately 11% to 22%, annually, over the 26-year period ended 31 December 2000.

The extraordinary combination of economic and political events this year may result in the growth in portfolio earning power in 2001 dropping below the historical range. However, the Company's research analysts expect that portfolio earnings growth will be substantially positive and significantly outperform that of the S&P Industrials this year, and will be within the historical range over the next five years.

             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. STEWART & CO., LTD.


Revenues and Profitability

Revenues were $38.4 million for the quarter ended 30 September 2001, down 21.0%, from $48.6 million, for the same quarter 2000. Revenues for the nine months ended 30 September 2001 and 2000 were $125.3 million and $151.5 million, respectively.

The average gross management fee was 1.26% for the quarter ended 30 September 2001 and 1.25% for the nine months ended 30 September 2001, compared to 1.27% in each of the comparable periods of the prior year. The average fee was less than our standard fee of 1.5% because a number of advisory contracts were entered into prior to 1989, when we adopted our current fee arrangement, and because account balances in excess of $25 million are subject to a lower fee.

Total operating expenses decreased 28.3%, to $16.5 million, for the third quarter 2001, from $23.0 million in the same quarter of the prior year. Total operating expenses were $55.5 million and $70.9 million for the nine months ended 30 September 2001 and 2000, respectively.

Pre-tax income, at $21.9 million, was 57.1% of gross revenues for the quarter ended 30 September 2001 compared to $25.7 million or 52.8% of gross revenues in the comparable quarter of the prior year. Pre-tax income was $69.8 million (55.7% of gross revenues) for the nine months ended 30 September 2001, and $80.6 million (53.2% of gross revenues) for the nine months ended 30 September 2000.

The Company's provision for taxes for the quarter ended 30 September 2001 was $2.2 million versus $2.5 million in the comparable quarter of the prior year, and was $7.0 million versus $8.0 million for the nine months ended 30 September 2001 and 2000, respectively. The tax rate was 10% of income before taxes for all periods.

Other Events

During the third quarter of 2001, the Company repurchased an aggregate of 278,896 common shares of the Company in private and open market transactions for an aggregate purchase price of $4,573,357.00.

The Company will pay a dividend of $0.30 per common share on 31 October 2001 to shareholders of record as of 19 October 2001.

In conjunction with this third quarter 2001 earnings release, W.P. Stewart & Co., Ltd. will host a conference call on Wednesday, 31 October 2001. The conference will commence promptly at 9:15 a.m. (EST) and conclude at 9:45 a.m.
(EST). Those who are interested in participating in the teleconference should dial 1-800-235-0452 (within the United States) or +785-832-1077 (outside the United States). The conference ID is "W.P. Stewart". To listen to the live broadcast of the conference over the Internet, simply log on to the web at the following address: http://www.videonewswire.com/WP/103101.

             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. STEWART & CO., LTD.


The teleconference will be available for replay from Wednesday, 31 October 2001 at 12:00 noon (EST) through Monday, 5 November 2001. To access the replay, please dial 1-888-566-0178 (within the United States) or +402-351-0787 (outside the United States). The webcast will be accessible for replay on the Company's website through Wednesday, 7 November 2001.

W.P. Stewart & Co., Ltd. is an asset management company that has provided research intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (symbol: WPL) and on the Bermuda Stock Exchange (symbol: WPS).

For more information, please visit the Company's website at http:www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO @wpstewart.com .

Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company's products' performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company's services, changes in the Company's business strategy or development plans and contingent liabilities. The information in this release is as of the date of this release, and will not be updated as a result of new information or future events or developments.

                (Consolidated Statements of Operations appear on following page)

                                      # # #

             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations


                                           For the Three Months Ended September 30,       For the Nine Months Ended September 30,
                                          -----------------------------------------      -----------------------------------------
                                              2001             2000            %             2001             2000            %
                                          ------------     ------------     -------      ------------     ------------     -------
Revenue:
  Fees                                    $ 28,582,833     $ 35,849,370     -20.27%      $ 89,806,433     $113,209,560     -20.67%
  Commissions                                8,738,686       11,078,460     -21.12%        31,273,486       33,494,326      -6.63%
  Interest and other                         1,080,777        1,698,812     -36.38%         4,265,079        4,798,384     -11.11%
                                          ------------     ------------     -------      ------------     ------------     -------
                                            38,402,296       48,626,642     -21.03%       125,344,998      151,502,270     -17.27%
                                          ------------     ------------     -------      ------------     ------------     -------

Expenses:
  Employee compensation and benefits         6,398,189        9,012,143     -29.00%        20,941,449       28,635,480     -26.87%
  Marketing fees                                31,613        2,873,318     -98.90%         3,247,693        7,999,444     -59.40%
  Commissions, clearance and trading         1,833,282        2,336,819     -21.55%         6,154,300        6,849,552     -10.15%
  Research and  administration               3,100,997        3,623,546     -14.42%        10,013,157       11,082,587      -9.65%
  Depreciation and amortization              1,898,638        1,815,271        4.59%        5,557,487        5,513,789       0.79%
  Other operating                            3,207,773        3,313,809      -3.20%         9,621,429       10,842,348     -11.26%
                                          ------------     ------------     -------      ------------     ------------     -------
                                            16,470,492       22,974,906     -28.31%        55,535,515       70,923,200     -21.70%
                                          ------------     ------------     -------      ------------     ------------     -------
Income before taxes                         21,931,804       25,651,736     -14.50%        69,809,483       80,579,070     -13.37%

Provision for taxes                          2,193,180        2,544,037     -13.79%         6,980,948        8,008,361     -12.83%
                                          ------------     ------------     -------      ------------     ------------     -------
Net income                                $ 19,738,624     $ 23,107,699     -14.58%      $ 62,828,535     $ 72,570,709     -13.42%
                                          ============     ============     =======      ============     ============     =======

Earnings per share:

Basic earnings per share                  $       0.46     $       0.55     -16.36%      $       1.45     $       1.74     -16.67%
                                          ============     ============     =======      ============     ============     =======

Diluted earnings per share                $       0.42     $       0.51     -17.65%      $       1.34     $       1.60     -16.25%
                                          ============     ============     =======      ============     ============     =======